

July 22, 2011

Via Email
Andrew J. Schultheis
General Counsel
Sterling Financial Corporation
111 North Wall Street
Spokane, WA 99201

> **Re: Sterling Financial Corporation**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on**
> **Form S-3**
> **Filed July 12, 2011**
> **File No. 333-169579**

Dear Mr. Schultheis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Form S-1 on Form S-3

General

1. We note your response to comment 3 in our letter dated June 16, 2011. Because there is no existing market for the warrants, you must include a price for the warrants.

2. We note that you may have sold warrants for which there was no market at prices and on terms determined at the time of the offering pursuant to your original prospectus. Please provide us with your legal analysis addressing how the prospectus complied with Section 10 of the Securities Act of 1933 and Schedule A, paragraph 16.

3. Please add a recent developments section and disclose whether you are in compliance with all of the material terms of your regulatory agreements. Also disclose whether there

was a material adverse effect on your results of operations during the recently completed second quarter.

Risk Factors, page 4

4. We note your response to comment 1 in our letter dated June 16, 2011; specifically, we note that you do not believe that an underwritten offering presents additional risks to purchasers of securities from at-the-market sellers. Please revise to disclose any potential effects a large underwritten block sale could have on the price of your securities and how purchasers of securities from at-the-market sellers could be affected.

Plan of Distribution, page 39

5. We note your response to comment 1 in our letter dated June 16, 2011; specifically, we note your representation that there is no current agreement among the company, the U.S. Department of the Treasury or any underwriter with respect to an underwritten offering. If true, revise the plan of distribution section to disclose that there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the securities by the selling shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Counsel

cc: Sarah K. Solum, Esq.
            Davis Polk & Wardwell LLP